EXHIBIT 9

Voting Trust Agreement

As of the date of this prospectus, the Corporation has no voting trust agreements in effect and no amendments to any such agreements, because none exist. The Company is not a party to, nor has it established, any arrangement under which shareholders’ voting rights are transferred to a trustee or pooled under a voting trust or similar mechanism. If the Company were to enter into any voting trust agreement or adopt any amendments in the future, it would disclose and, if required, file such arrangements in accordance with applicable SEC rules.